FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

RELEVANT INFORMATION

Promotora de informaciones S.A (PRISA) communicates the following relevant information, according to article 82 of the Stock Exchange Act (Ley del Mercado de Valores).

DTS, Distribuidora de Television Digital, S.A ( DTS) owner of the pay tv platform Canal+ and Mediaproducción  S.L ( Mediapro),  have reached an agreement to exploit pacifically all audiovisual football rights of the Spanish League (first and second division)  for the next seasons 2012/2013, 2013/2014, and 2014/2015.

According to the mentioned agreement, DTS will exploit on exclusivity the pay tv rights for the Liga BBVA, Liga Adelante and Copa del Rey in all exploitation models except for the pay TDT in Spain. DTS will exploit the pay tv rights on its platform through Canal+1 and Canal+Liga as well as through other pay tv platforms of third operators.

Madrid, 17th august 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1 934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

August 17, 2012	By:	/s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors